

Mail Stop 3561

October 20, 2009

Mr. Patrick H. Gaines
LML Payment Systems Inc.
1680-1140 West Pender Street
Vancouver, British Columbia V6E 4G1
Canada

> **Re:** **LML Payment Systems Inc.**
> **Form 10-K for the year ended March 31, 2009**
> **Filed June 23, 2009**
> **Form 8-K filed June 23, 2009**
> **File No. 0-13959**

Dear Mr. Gaines:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Jennifer Thompson
Accounting Branch Chief